November 20, 2007

BY EDGAR & FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-7010

RE:	Paradigm Ltd. Registration Statement on Form S-1
(File No. 333-137476)

Dear Mr. Shuman:

                                Paradigm Ltd. (the “Company”), hereby respectfully requests that the Company’s Registration Statement on Form S-1 (Registration No. 333-137476), and all exhibits thereto, be withdrawn effective immediately pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Company’s request is based on the fact that the Company is not proceeding with the offering at this time, but may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.  The Registration Statement was never declared effective and no securities of the Company were sold in connection with the offering.

Very truly yours,

PARADIGM LTD.

By:	/s/ J W Gibson, Jr.
John W. Gibson, Jr.
President and Chief Executive Officer